Exhibit 16


July 29, 2004


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


Gentlemen:

We have read Item 4 of Form 8-KA dated July 29, 2004, of Cosi, Inc. and are in agreement with the statements contained in the first, second, third paragraphs as well as paragraphs five through ten therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the significant deficiencies in the design or operation of internal controls around the preparation of financial statements, included in the sixth paragraph on page two therein, we had considered the matter in determining the nature, timing and extent of procedures performed in our audit of the registrant's 2003 financial statements.

                                                        /s/ Ernst & Young LLP
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